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# Press Releases

Elliott Statement on Southwest Airlines' Investor Day ›

September 26, 2024

Elliott to Southwest Shareholders: Prepare For Special Meeting by Calling Back Your Shares Today ›

September 24, 2024

Elliott Statement on Southwest Airlines' Board Resignations ›

September 10, 2024

Elliott Sends Open Letter to Its Fellow Southwest Shareholders ›

August 26, 2024

Elliott Management Announces Director Candidates for the Board of Southwest Airlines ›

August 13, 2024

Elliott Statement on Southwest Airlines' Revenue Enhancement Initiatives ›

July 25, 2024

Elliott Sends Letter to the Board of Southwest Airlines ›

July 8, 2024

Elliott Statement on Southwest Airlines' Revenue Guidance Reduction ›

June 26, 2024

Elliott Sends Letter and Presentation to the Board of Southwest ›

June 10, 2024

UPDATES

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EMAIL ADDRESS SUBSCRIBE

MEDIA

**Casey Friedman**

Elliott Investment Management
T / 212-478-1780
E / cFriedman@elliottmgmt.com

INVESTORS

**Okapi Partners LLC**

Direct / 212-297-0720
Toll Free / 877-629-6357
E / Investors@StrongerSouthwest.com

Stronger Southwest

**CERTAIN INFORMATION CONCERNING THE PARTICIPANTS**

Elliott Investment Management L.P., together with the other participants named herein (collectively, "Elliott"), intend to file a proxy statement and accompanying proxy card with the Securities and Exchange Commission ("SEC") to be used to solicit proxies with respect to the election of Elliott's slate of highly qualified director candidates and other proposals that may come before the next shareholder meeting of Southwest Airlines Co., a Texas corporation (the "Company"), whether an annual or special meeting of shareholders.

THE PARTICIPANTS STRONGLY ADVISE ALL SHAREHOLDERS OF THE COMPANY TO READ THE PROXY STATEMENT AND OTHER PROXY MATERIALS, INCLUDING A PROXY CARD, AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. SUCH PROXY MATERIALS WILL BE AVAILABLE AT NO CHARGE ON THE SEC'S WEB SITE AT HTTP://WWW.SEC.GOV. IN ADDITION, THE PARTICIPANTS WILL PROVIDE COPIES OF THE PROXY STATEMENT WITHOUT CHARGE, WHEN AVAILABLE, UPON REQUEST. REQUESTS FOR COPIES SHOULD BE DIRECTED TO THE PARTICIPANTS' PROXY SOLICITOR.

The participants in the solicitation are anticipated to be Elliott Investment Management L.P. ("EIM"), Elliott Associates, L.P. ("Elliott Associates"), Elliott International, L.P. ("Elliott International"), The Liverpool Limited Partnership ("Liverpool"), Elliott Investment Management GP LLC ("EIM GP"), Paul E. Singer ("Singer"), Michael Cawley, David Cush, Sarah Feinberg, Joshua Gotbaum, David Grissen, Nancy Killefer, Robert Milton, Gregg Saretsky, Easwaran Sundaram and Patricia Watson.

As of September 26, 2024, Elliott has combined economic exposure in the Company of approximately 11.0% of the shares of its Common Stock, $1.00 par value per share (the "Common Stock"), outstanding. As of September 26, 2024, EIM, the investment manager of Elliott Associates and Elliott International (together, the "Elliott Funds") with respect to the shares of Common Stock held by the Elliott Funds and/or their respective subsidiaries, beneficially owns 61,116,500 shares of Common Stock. Additionally, as of September 26, 2024, the Elliott Funds are party to notional principal amount derivative agreements in the form of cash settled swaps with respect to an aggregate of 4,808,000 shares of Common Stock (the "Derivative Agreements"). Elliott Associates, Elliott International and Liverpool are the direct holders of the shares of Common Stock beneficially owned by EIM, and are party to the Derivative Agreements. Liverpool is a wholly-owned subsidiary of Elliott Associates. EIM GP is the sole general partner of EIM. Singer is the sole managing member of EIM GP. As of September 26, 2024, Mr. Cawley holds 19,765 shares of Common Stock, Mr. Cush holds 10,000 shares of Common Stock, Ms. Feinberg beneficially owns 3,068 shares of Common Stock, including 2,800 shares of Common Stock held directly and 268 shares of Common Stock held by her domestic partner, Mr. Gotbaum holds 19,162 shares of Common Stock, Mr. Milton holds 1,953 shares of Common Stock, Mr. Saretsky holds 4,000 shares of Common Stock, Mr. Sundaram holds 2,073 shares of Common Stock, and Ms. Watson beneficially owns 5,243 shares of Common Stock, including 3,964 shares of Common Stock held directly and 1,279 shares of Common Stock held by her spouse.

# Stronger Southwest

VIEW PRESENTATION

**Elliott Statement on Southwest Airlines' Investor Day**
**9/26/2024** | Click Here to Read Press Release

## Delivering a Stronger Southwest Airlines for Customers, Employees and Shareholders

Elliott Investment Management, one of Southwest Airline's largest shareholders, believes that Southwest represents the most compelling airline turnaround opportunity in the last two decades. Our goal is to restore Southwest's status as an industry-leading airline.

The Stronger Southwest plan calls for clear steps to improve performance for the benefit of customers, employees and shareholders, including:

- Restoring the efficiency required to **continue offering low fares**
- Modernizing the product offering to **align with today's customer preferences and expectations**
- Strengthening management capabilities to **ensure strong operational performance**
- Facilitating investment in technology and new assets to **run the reliable operation that passengers and employees deserve**

As one of the Company's largest investors, we look forward to collaborating with Southwest to restore best-in-class performance.

> I would rate them as the worst-performing management team in airlines. This was a Company that has destroyed more value based on their own inaction than anyone else in the industry. They need to go.
>
> — Top Ten Active Shareholder

## We plan to nominate ten independent, highly qualified candidates for Southwest's Board.

These candidates were selected through a months-long global search for the best individuals with the optimal mix of backgrounds and expertise to address Southwest's current challenges and deliver on the company's potential.

The final group of candidates includes four former airline CEOs and Deputy CEOs and six candidates with complementary expertise in technology, hospitality, consumer-focused businesses, labor relations and regulatory oversight, including experience leading organizational change in these areas.



**Michael Cawley**
Former Deputy CEO, COO and CFO of Ryanair



**David Cush**
Former CEO of Virgin America



**Sarah Feinberg**
Former Transportation Regulator and Administrator of the Federal Railroad Administration



**Hon. Joshua "Josh" Gotbaum**
Seasoned Advisor to Companies and Labor Groups and Former Hawaiian Airlines Trustee



**David "Dave" Grissen**
Former Group President of Marriott International



**Nancy Killefer**
Former Senior Partner in the Consumer and Retailing Practice at McKinsey



**Robert Milton**
Former CEO of Air Canada and ACE Aviation Holdings and Former Chairman of United Airlines



**Gregg Saretsky**
Former CEO of WestJet



**Easwaran "Eash" Sundaram**
Former Chief Digital & Technology Officer of JetBlue



**Patricia "Patty" Watson**
CIO and CTO of NCR Atleos

## Southwest's Response Shows the Need for New Leadership

### Since we released our materials on June 10, 2024, Southwest's leadership has:

- Reduced second quarter revenue guidance – representing the eighth guidance cut in 18 months
- Adopted a shareholder-unfriendly "poison pill" to prevent Elliott from increasing its ownership above 12.5%
- Added a hand-picked new director in a clear effort to entrench the current Board and management
- Initiated disappointing third-quarter guidance continuing the trend of deteriorating performance

Southwest's response demonstrates how profoundly out of touch the Board and management are with shareholder sentiment and the reality of the situation.

> The CEO is a headwind to a turnaround. Firing him is the tailwind.
>
> — Top Ten Active Shareholder

## About Elliott

Founded in 1977, Elliott Investment Management L.P. (together with its affiliates, "Elliott") is one of the oldest investment managers of its kind under continuous management. Elliott manages multi-strategy investment funds with approximately $69.7 billion of assets as of June 30, 2024. Our investors include pension funds, private endowments, charitable foundations, family offices and employees of the firm, and our offices are located in Florida, Connecticut, New York, California and London.

LEARN MORE ABOUT ELLIOTT

Letters ›

Presentation ›

Press Releases ›

UPDATES

## Sign Up, Stay Updated.

EMAIL ADDRESS | SUBSCRIBE

MEDIA
**Casey Friedman**
Elliott Investment Management
T / 212-478-1780
E / cFriedman@elliottmgmt.com

INVESTORS
**Okapi Partners LLC**
Direct / 212-297-0720
Toll Free / 877-629-6357
E / Investors@StrongerSouthwest.com

Stronger Southwest

**CERTAIN INFORMATION CONCERNING THE PARTICIPANTS**

Elliott Investment Management L.P., together with the other participants named herein (collectively, "Elliott"), intend to file a proxy statement and accompanying proxy card with the Securities and Exchange Commission ("SEC") to be used to solicit proxies with respect to the election of Elliott's slate of highly qualified director candidates and other proposals that may come before the next shareholder meeting of Southwest Airlines Co., a Texas corporation (the "Company"), whether an annual or special meeting of shareholders.

THE PARTICIPANTS STRONGLY ADVISE ALL SHAREHOLDERS OF THE COMPANY TO READ THE PROXY STATEMENT AND OTHER PROXY MATERIALS, INCLUDING A PROXY CARD, AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. SUCH PROXY MATERIALS WILL BE AVAILABLE AT NO CHARGE ON THE SEC'S WEB SITE AT HTTP://WWW.SEC.GOV. IN ADDITION, THE PARTICIPANTS WILL PROVIDE COPIES OF THE PROXY STATEMENT WITHOUT CHARGE, WHEN AVAILABLE, UPON REQUEST. REQUESTS FOR COPIES SHOULD BE DIRECTED TO THE PARTICIPANTS' PROXY SOLICITOR.

The participants in the solicitation are anticipated to be Elliott Investment Management L.P. ("EIM"), Elliott Associates, L.P. ("Elliott Associates"), Elliott International, L.P. ("Elliott International"), The Liverpool Limited Partnership ("Liverpool"), Elliott Investment Management GP LLC ("EIM GP"), Paul E. Singer ("Singer"), Michael Cawley, David Cush, Sarah Feinberg, Joshua Gotbaum, David Grissen, Nancy Killefer, Robert Milton, Gregg Saretsky, Easwaran Sundaram and Patricia Watson.

As of September 26, 2024, Elliott has combined economic exposure in the Company of approximately 11.0% of the shares of its Common Stock, $1.00 par value per share (the "Common Stock"), outstanding. As of September 26, 2024, EIM, the investment manager of Elliott Associates and Elliott International (together, the "Elliott Funds") with respect to the shares of Common Stock held by the Elliott Funds and/or their respective subsidiaries, beneficially owns 61,116,500 shares of Common Stock. Additionally, as of September 26, 2024, the Elliott Funds are party to notional principal amount derivative agreements in the form of cash settled swaps with respect to an aggregate of 4,808,000 shares of Common Stock (the "Derivative Agreements"). Elliott Associates, Elliott International and Liverpool are the direct holders of the shares of Common Stock beneficially owned by EIM, and are party to the Derivative Agreements. Liverpool is a wholly-owned subsidiary of Elliott Associates. EIM GP is the sole general partner of EIM. Singer is the sole managing member of EIM GP. As of September 26, 2024, Mr. Cawley holds 19,765 shares of Common Stock, Mr. Cush holds 10,000 shares of Common Stock, Ms. Feinberg beneficially owns 3,068 shares of Common Stock, including 2,800 shares of Common Stock held directly and 268 shares of Common Stock held by her domestic partner, Mr. Gotbaum holds 19,162 shares of Common Stock, Mr. Milton holds 1,953 shares of Common Stock, Mr. Saretsky holds 4,000 shares of Common Stock, Mr. Sundaram holds 2,073 shares of Common Stock, and Ms. Watson beneficially owns 5,243 shares of Common Stock, including 3,964 shares of Common Stock held directly and 1,279 shares of Common Stock held by her spouse.